Stevan R. Schott Vice President Chief Financial Officer 412.787.6792 412.787.4511 fax
October 20, 2010
Ms. Jessica Kane
Mr. Andrew Schoeffler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

RE:	Calgon Carbon Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 5, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 5, 2010
File No. 001-10776
Dear Ms. Kane and Mr. Schoeffler:
Thank you for your review of the above referenced documents. Pursuant to your request, Calgon Carbon Corporation (“Calgon” or the “Company”) provides the following responses to the comments provided in your letter dated October 8, 2010. For your convenience, we have set forth each comment and provided our responses immediately after each comment. To the extent applicable, we will reflect any adjustments in the next Form 10-Q to be filed by November 9, 2010, in the next definitive proxy statement filed and in the Form 10-K for the year ended December 31, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009
Market for Registrant’s Common Equity, Related Shareholder Matters, and Issuer Repurchases of Equity Securities, page 21
Issuer Repurchases of Equity Securities, page 23

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com

Securities and Exchange Commission (“SEC”) Comment No. 1:
In future filings, please disclose the date each plan or program was announced, the dollar or share amount approved, the expiration date of each plan or program, and each plan or program that has expired during the period covered by the table. See the Instruction No. 2 to paragraphs (b)(3) and (b)(4) of Item 703 of Regulation S-K.
Response:
The Company acknowledges your comment. In future filings the Company shall clarify the footnote related to Issuer Repurchases of Equity Securities. Please note that the purchases disclosed were not pursuant to a purchase plan. The 2009 Form 10-K disclosure would have appeared as follows, with the revised disclosure noted in italics:
     Issuer Repurchases of Equity Securities

Maximum Number (or
Approximate Dollar Value)
			Total Number of Shares	of Shares that May Yet be
			Purchased as Part of Publicly	Purchased Under the
	Total Number of	Average Price	Announced Repurchase Plans	Plans or Programs
Period	Shares Purchased (a)	Paid Per Share	or Programs	(b)

October 1 – October 31, 2009	25,529	$15.05	—	—
November 1 – November 30, 2009	—	—	—	—
December 1 – December 31, 2009	—	—	—	—

(a)	Calgon Carbon effectively purchased shares of Restricted Stock in connection with participant stock-for-tax withholding elections under Calgon Carbon’s Stock Option Plan (as amended and restated through February 14, 2006).

(b)	The repurchase of Restricted Stock was made pursuant to Calgon Carbon’s Stock Option Plan (as amended and restated through February 14, 2006) and not pursuant to a stock repurchase plan or program.
Controls and Procedures, page 86
Evaluation of Disclosure Controls and Procedures, page 86
SEC Comment No. 2:
We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms and is accumulated and

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. Please confirm this to us and revise accordingly in future filings.
Response:
The Company acknowledges your comment. The Company confirms that its disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms and is accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding disclosure. The Company will revise its future disclosures accordingly beginning with its third quarter 2010 Form 10-Q which will be filed with the Commission by November 9, 2010. However, the 2009 Form 10-K disclosure would have appeared as follows, with revisions noted in italics:
Evaluation of Disclosure Controls and Procedures
The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report. These disclosure controls and procedures are the controls and other procedures that were designed to ensure that information required to be disclosed in reports that are filed with or submitted to the U.S. Securities and Exchange Commission is: (1) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized and reported within the time periods specified in applicable law and regulations. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Annual Report on Internal Control over Financial Reporting
Management’s Annual Report on Internal Control over Financial Reporting is contained in “Item 8. Financial Statements and Supplementary Data – Report of Management – Responsibility for Preparation of the Financial Statements and Establishing and Maintaining Adequate Internal Control Over Financial Reporting.”
Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of the Independent Registered Public Accounting Firm is contained in “Item 8. Financial Statements and Supplementary Data Report of Independent Registered Public Accounting Firm.”
Changes in Internal Control
There have been no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com

Exhibit Index, page 92
SEC Comment No. 3:
We note that you incorporate the Credit Agreement, Exhibit 10.4, and the First Amendment to Credit Agreement, Exhibit 10.5, by reference to previously filed Exchange Act filings. However, it does not appear that you have filed all the schedules and exhibits to these agreements when you initially filed them. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement and amendment to the credit agreement, including all schedules and exhibits.
Response:
The Company acknowledges your comment. The Company will file the full Credit Agreement and First Amendment to Credit Agreement, including all schedules and exhibits, with its third quarter 2010 Form 10-Q which will be filed with the Commission by November 9, 2010.
Definitive Proxy Statement on Schedule 14A
Board of Directors and Committees of the Board, page 5
SEC Comment No. 4:
We note your disclosure regarding the engagement of Towers Watson & Co. In future filings, please disclose whether the decision to hire Towers Watson for the provision of the additional services was made or recommended by management. See Item 407(e)(3)(iii)(A) of Regulation S-K.
Response:
The Company acknowledges your comment and has reviewed Item 407(e)(3)(iii)(A). Since the filing of the Company’s proxy statement, the Company’s Compensation Committee has hired an independent company, Pay Governance LLC. The Compensation Committee intends that Pay Governance LLC will be independent, as contemplated by the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rule that the Commission shall promulgate in connection therewith. The Company will make the appropriate disclosure regarding the decision to hire a compensation consultant for the provision of additional services in its next definitive proxy statement.
Board’s Leadership Structure and Role in Risk Management, page 7
SEC Comment No. 5:
In future filings, please disclose the specific role the board’s lead director plays in board leadership. See item 407(h) of Regulation S-K.

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com

Response:
The Company acknowledges your comment. The Company confirms that it will provide disclosure on the specific role the board’s lead director plays in board leadership in its next definitive proxy statement.
Risk Management and Compensation, page 7
SEC Comment No. 6:
The disclosure in this section appears to be based on Item 402(s) of Regulation S-K. In particular, we note the statement in the first paragraph regarding the compensation committee’s belief that your compensation program does not encourage excessive risk taking. However, this statement does not conform to the specific language used in Item 402(s). Specifically, it does not indicate that you have determined that your compensation program is not reasonably likely to result in a material adverse effect on your company. Please advise us as to whether you have made this determination pursuant to Item 402(s). If so, please describe to us the process you undertook to reach that determination.
Response:
The Company acknowledges your comment. The Company confirms that the Compensation Committee determined, pursuant to Item 402(s), that the Company’s compensation program is not reasonably likely to result in a material adverse effect on the Company. The Compensation Committee made this determination following a detailed study performed by Towers Perrin, its then-current compensation consultant. Towers Perrin’s study, which was presented to the Compensation Committee, included a process for assessing the Company’s compensation programs through a risk screen and provided Towers Perrin’s assessment of the risks associated with the Company’s current compensation programs.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Controls and Procedures, page 46
SEC Comment No. 7:
We note your statement that your disclosure controls and procedures “include controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management...” Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. This comment also applies to your disclosure regarding disclosure controls and procedures on page 50 of your Form 10-Q for the period ending June 30, 2010. Please comply with this comment in future filings.

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com

Response:
The Company acknowledges your comment. The Company confirms that its principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2010 and as of June 30, 2010. The Company will comply with this comment in future filings beginning with its third quarter 2010 Form 10-Q which will be filed with the Commission by November 9, 2010. However, the disclosure in the Forms 10-Q for the first and second quarters of 2010 would have appeared as follows (with the first quarter used as the example):
Evaluation of Disclosure Controls and Procedures:
The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2010. These disclosure controls and procedures are the controls and other procedures that were designed to provide reasonable assurance that information required to be disclosed in reports that are filed with or submitted to the U.S. Securities and Exchange Commission is: (1) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized and reported within the time periods specified in applicable law and regulations. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2010, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.
Changes in Internal Control Over Financial Reporting:
There have not been any changes in the Company’s internal controls over financial reporting that occurred during the fiscal quarter covered by this quarterly report, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
*****
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com

Should you have any questions regarding the above matters, please contact me at 412-787-6792.
Sincerely,

/s/ Stevan R. Schott
Stevan R. Schott

Calgon Carbon Corporation • 400 Calgon Carbon Drive • Pittsburgh, PA 15205 • 412.787.6700 • www.calgoncarbon.com